Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1, Canada Facsimile 1-866-249-7775 416-263-9524 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class 123 Holder Account Number C1234567890 XXX Fold Form of Proxy - Annual Meeting of Shareholders to be held on Wednesday, June 3, 2020 Meeting location: Virtual meeting via live webcast at www.tr.com/agm2020 Time: 12:00 p.m. (Eastern Daylight Time) Notes to Proxy Form 1. Every holder has the right to appoint some other person of their choice, who need not be a shareholder of Thomson Reuters Corporation, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the other instructions set forth herein. In addition, you MUST go to www.computershare.com/ThomsonReuters and provide Computershare with the name and email address of the person you are appointing as proxyholder by no later than 5:00 p.m. (Eastern Daylight Time) on June 1, 2020. Computershare will use this information ONLY to provide the appointee with a username via email. This username will allow your proxyholder to attend, submit questions and vote in real time at the meeting. Without a username, your proxyholder will only be able to attend the meeting as a guest but will not be able to submit questions or vote at the meeting. 2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy form. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy form with signing capacity stated. 3. This proxy form should be signed in the exact manner as the name appears on the proxy form. 4. If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder. 5. The shares represented by this proxy form will be voted for or against or withheld or abstained from voting as directed by the holder. In the absence of such directions, shares represented by proxy forms received by Management will be voted FOR items 1, 2 and 3, AGAINST the shareholder proposal in item 4 and in favor of Management’s proposals generally. 6. This proxy form should be read in conjunction with the Notice of Annual Meeting of Shareholders and Management Proxy Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only. Fold Proxy forms submitted must be received by Computershare by 5:00 p.m. (Eastern Daylight Time) on June 1, 2020. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK To Receive DocumentsElectronically . . To Vote Using the Telephone To Vote Using the Internet To Virtually Attendthe Meetin• Call the number listed BELOW from a touchtone telephone. • Go to the following web site: www.investorvote.com • Smartphone Scan the QR codeto vote now. You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. You can attend the meeting virtually by visiting www.tr.com/agm2020.For additional details, see “Voting Information and How to Attend” in the Management Proxy Circular. 1-866-732-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO NOT mail back this proxy form. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy form. Instead of mailing this proxy form, you may choose one of the two voting methods outlined above to vote this proxy form. For more information, please refer to “Voting Information and How to Attend” in the Management Proxy Circular. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01KGHIJ

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of common shares of Thomson Reuters Corporation hereby appoint: David Thomson, or failing him David W. Binet, both being directors of Thomson Reuters

OR

Print the name of the person you are appointing if it is someone other then the management nominees.
If you complete the appointment box and appoint a proxyholder other than management nominees you MUST go to www.computershare.com/ThomsonReuters and provide Computershare with the name and email address of the person you are appointing by no later than 5:00 p.m. (Eastern Daylight Time) on June 1, 2020. Computershare will use this information ONLY to provide the appointee with a username via email. This username will allow your proxyholder to attend, submit questions and vote in real time at the meeting. Without a username, your proxyholder will only be able to attend the meeting as a guest but will not be able to submit questions or vote at the meeting. For additional details, see "Voting Information and How to Attend" in the Management Proxy Circular.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and to vote at such proxyholder's discretion with respect to any amendments to matters referred to in the accompanying Notice of Annual Meeting of Shareholders as well as all other matters that may properly come before the Annual Meeting of Shareholders of Thomson Reuters to be held virtually at www.tr.com/agm2020 on Wednesday, June 3, 2020 at 12:00 p.m. (Eastern Daylight Time), and at any adjournment or postponement thereof.

The Board of Directors and Management recommend that shareholders **VOTE FOR** items 1, 2 and 3 below.

1. Election of Directors

To elect each of the following individuals as directors of Thomson Reuters:

	For	Withhold		For	Withhold		For	Withhold
01. David Thomson	☐	☐	05. W. Edmund Clark, C.M.	☐	☐	09. Kim M. Rivera	☐	☐
02. Steve Hasker	☐	☐	06. Michael E. Daniels	☐	☐	10. Barry Salzberg	☐	☐
03. Kirk E. Arnold	☐	☐	07. Kirk Koenigsbauer	☐	☐	11. Peter J. Thomson	☐	☐
04. David W. Binet	☐	☐	08. Vance K. Opperman	☐	☐	12. Wulf von Schimmelmann	☐	☐

For Withhold

2. Appointment of Auditor

To appoint PricewaterhouseCoopers LLP as auditor and to authorize the directors to fix the auditor's remuneration. ☐ ☐

For Against

3. Advisory Resolution on Executive Compensation

To accept, on an advisory basis, the approach to executive compensation described in the accompanying Management Proxy Circular. ☐ ☐

Fold

The Board of Directors and Management recommend that shareholders **VOTE AGAINST item 4 below.**

For Against Abstain

4. Shareholder Proposal

The shareholder proposal as set out in Appendix B of the accompanying Management Proxy Circular. ☐ ☐ ☐

Fold

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.
I/We hereby revoke any proxy previously given with respect to the Meeting.

Signature(s)

Date DD / MM / YY

Quarterly Financial Statements and MD&A Request
Thomson Reuters quarterly financial statements and related management's discussion and analysis (MD&A) are available at *www.thomsonreuters.com*. However, if you wish to receive them by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our quarterly financial statements and MD&A by mail. You are required to complete this request on an annual basis. ☐

Annual Report Request
Thomson Reuters annual report containing our audited financial statements and related MD&A is available at *www.thomsonreuters.com*. However, if you wish to receive it by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our annual report by mail. You are required to complete this request on an annual basis. ☐

You can also receive these documents electronically - see reverse for instructions to enroll for electronic delivery.

TOCQ 294053 AR1

01KGII